SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 10 )1
Midwest Banc Holdings, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
598251106

(CUSIP Number)
December 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	598251106	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) E.V. Silveri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		2,199,063[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,224

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,777,556

WITH	8	SHARED DISPOSITIVE POWER

		55,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,254,287

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.0% of 28,121,279 shares outstanding as of December 31, 2009.

12	TYPE OF REPORTING PERSON

	IN

[1]	Includes 421,507 shares that Mr. Silveri has the right to vote but not the investment power.

CUSIP No.	598251106	13G	Page	3	of	5 Pages
Item 1(a). Name of Issuer:
Midwest Banc Holdings, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
501 West North Avenue, Melrose Park, IL 60160
Item 2(a). Name of Person Filing:
E.V. Silveri
Item 2(b). Address of Principal Business Office or, if None, Residence:
7366 Lake Street, River Forest, IL 60305
Item 2(c). Citizenship:
Mr. Silveri is a U.S. Citizen
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
598251106
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this Statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No.	598251106	13G	Page	4	of	5 Pages
Item 4. Ownership.
(a)	Amount beneficially owned:

2,254,287

(b)	Percent of class:

8.0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 2,199,063

(ii)	Shared power to vote or direct the vote: 55,224

(iii)	Sole power to dispose or to direct the disposition of: 1,777,556

(iv)	Shared power to dispose or to direct the disposition of: 55,224
Item 5. Ownership of Five Percent or Less of a Class.
N/A

CUSIP No.	598251106	13G	Page	5	of	5 Pages
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	/s/ E. V. Silveri
E.V. Silveri, Director